Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 3 to Registration Statement No. 333-150141 of our report dated October 21, 2009 (November 20, 2009 as to the effects of the retrospective adjustments discussed in Note 2) relating to the consolidated and combined financial statements of Apollo Global Management, LLC as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008 (which report expresses an unqualified opinion and includes an explanatory paragraph related to the adjustments made to retrospectively apply guidance for non-controlling interests issued by the Financial Accounting Standards Board), appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

New York, New York

February 1, 2010